13013632

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2013
Washington DC
402

SEC FILE NUMBER
8-45463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ValMark Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Springside Drive, Suite 300
(No. and Street)

Akron (City) OHIO (State) 44333 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Critzer (800) 765-5201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Lovelace, P.A.
(Name – *if individual, state last, first, middle name*)

1201 S. Orlando Avenue, Suite 400 (Address) Winter Park (City), FL (State) 32789-7192 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, David K. Critzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ValMark Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan M. Bungo
Summit County
Public, State of Ohio
Commission Expires: 09/11/2015

Susan M. Bungo
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ValMark Securities, Inc.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Year Ended December 31, 2012

CONTENTS

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ValMark Securities, Inc.
Akron, Ohio

We have audited the accompanying financial statements of ValMark Securities, Inc., which comprise the statement of financial condition of as of December 31, 2012, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Board of Directors
ValMark Securities, Inc.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ValMark Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the accompanying supplemental information Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Moore Stephens Lovelace, P.A.

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
February 26, 2013

ValMark Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS	
Cash and cash equivalents	$ 1,082,744
Deposits at clearing brokers	159,463
Commissions receivable	2,571,057
Notes receivable	94,066
Other receivables and prepaid expenses	93,416
Due from affiliates	29,190
Investment in affiliates	2,550
TOTAL ASSETS	$ 4,032,486
LIABILITIES	
Commissions payable	$ 2,577,251
Due to affiliates	356,393
TOTAL LIABILITIES	2,933,644
COMMITMENTS AND CONTINGENCIES	
SHAREHOLDER'S EQUITY	
Common stock - $1 par value; 750 shares authorized; 100 shares issued and outstanding	100
Paid-in capital	47,424
Retained earnings	1,051,318
TOTAL SHAREHOLDER'S EQUITY	1,098,842
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 4,032,486

The accompanying notes are an integral part of these financial statements.

ValMark Securities, Inc.

STATEMENT OF OPERATIONS

Year Ended December 31, 2012

REVENUES		
Commissions		$ 52,770,048
Other		1,023,104
	TOTAL REVENUES	53,793,152
COMMISSION AND OTHER CLEARING BROKER EXPENSES		46,206,708
		7,586,444
OPERATING EXPENSES		7,897,132
	LOSS BEFORE INCOME TAX PROVISION	(310,688)
INCOME TAX PROVISION		-
	NET LOSS	$ (310,688)

The accompanying notes are an integral part of these financial statements.

ValMark Securities, Inc.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2012

	Common Stock		Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BEGINNING BALANCE - JANUARY 1, 2012	100	$ 100	$ 47,424	$ 1,862,006	$ 1,909,530
DIVIDENDS	-	-	-	(500,000)	(500,000)
NET LOSS	-	-	-	(310,688)	(310,688)
ENDING BALANCE - DECEMBER 31, 2012	100	$ 100	$ 47,424	$ 1,051,318	$ 1,098,842

The accompanying notes are an integral part of these financial statements.

ValMark Securities, Inc.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (310,688)
Adjustments to reconcile net loss to net cash used by operating activities	
Changes in operating assets and liabilities:	
Commissions receivable	(471,209)
Notes receivable	41,028
Other receivables	(41,290)
Commissions payable	43,520
Income taxes payable	(421,692)
Due from/to affiliates, net	409,558
NET CASH USED BY OPERATING ACTIVITIES	(750,773)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payment of dividends on common stock	(500,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,250,773)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	2,333,517
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,082,744

The accompanying notes are an integral part of these financial statements.

A. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of ValMark Securities, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Business Description

ValMark Securities, Inc. is a wholly owned subsidiary, via a pass-through entity (ValMark Investments, LLC), of Executive Insurance Agency, Inc. ("EIA"), which is a wholly owned subsidiary of ValMark Insurance Agency, LLC ("VIA"). The Company derives commission income by representing insurance carriers and their representatives who sell variable insurance and annuity contracts, settlement of fixed and variable life insurance contracts to third parties, and by introducing customers to stock and mutual fund brokerage firms who clear trading transactions. Customers remit funds directly to the insurance carriers and brokers, and no funds or securities are held by the Company. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Significant estimates by management include the allocation of operating expenses from VIA and the determination of the amounts to accrue with respect to certain legal contingencies, the ultimate outcome of which cannot be determined until such litigation has been settled. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents.

A. **BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** ***(Continued)***

Commissions Receivable and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms, requiring payment within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest, unpaid invoices.

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility and determines amounts of any uncollectible receivables to be charged off. In the opinion of management, at December 31, 2012, all commissions were considered collectible and no allowance was necessary.

Fair Value of Financial Instruments

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments:

Cash and cash equivalents - The carrying amounts reported in the statement of financial condition for cash equivalents approximate their fair value because of the short maturity of these instruments.

Commissions receivable, other receivables and due from affiliates - The carrying amounts of these receivables approximate fair value due to their short-term nature and historical collectibility.

Commissions payable and due to affiliates - The carrying amounts of these payables approximate fair value due to the short-term nature of these obligations.

Revenue Recognition

Commission income on the sale of variable insurance and annuity contracts is recognized upon the effective date of the contract. Commission income on trading transactions is recognized on a trade-date basis.

A. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Income Taxes

The Company does not file separate income tax returns; rather, its activity is included in consolidated tax returns filed by EIA. Effective January 1, 2011, the Company accrues an income tax provision based on its ratable share of consolidated income taxes or benefit as if the Company and EIA filed on a separate-return basis, and the amount of current tax or benefit calculated is recorded as due to/from affiliates and either remitted to or received from EIA. The Company utilizes the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is provided against the future benefit of deferred tax assets if it cannot be determined that it is more likely than not that the future tax benefits associated with the deferred tax asset will be realized. The Company's tax provision consists of its current tax provision, plus any change during the year in deferred tax assets and liabilities (see Note C).

In the event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax positions would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount can reasonably be estimated. As of December 31, 2012, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. As of December 31, 2012, with few exceptions, the consolidated income tax returns filed by EIA are no longer subject to income tax examinations by U.S. federal taxing authorities for any year before 2009.

Subsequent Events

Management has evaluated subsequent events for recognition and disclosure through February 26, 2013, the date the financial statements were available to be issued.

B. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's three largest product vendors accounted for approximately 22.6%, 11.1% and 10.3%, respectively, of commission income for the year ended December 31, 2012. The Company's three largest individual accounts receivable balances at December 31, 2012 were from three insurance carriers and represented approximately 19.8% and 18.2% and 10.6% of year-end commissions receivable. Further, one of the customers is an affiliate of an indirect owner of the Company and, therefore, is a related party. This related party accounted for approximately 1.5% of commission income for the year ended December 31, 2012, and approximately 7.3% of the commissions receivable balance at year-end.

At times during the year, the Company's cash balance exceeded amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any loss in such accounts and believes that it is not exposed to any significant credit risk related to its cash balances.

C. INCOME TAXES

The Company's income tax provision for the year ended December 31, 2012 is entirely related to federal income taxes, as broker-dealers are not subject to the commercial activity tax in the State of Ohio where the Company's principal offices are located.

The Company recognizes deferred tax assets and liabilities based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. At December 31, 2012, the Company had a net deferred tax asset of approximately $121,000, arising solely from the net operating loss carryforward generated during the year ended December 31, 2012, as there were no other significant differences between the financial reporting and the tax bases of assets and liabilities. The deferred tax asset was fully offset by a valuation allowance. During the year ended December 31, 2012, the valuation allowance increased by approximately $121,000. At December 31, 2012, the Company had approximately $311,000 in operating loss carryforwards for U.S. income tax purposes, which will expire in 2032.

D. RELATED-PARTY TRANSACTIONS

The Company shares office, administrative and occupancy expenses with VIA and three affiliated entities. Substantially all of the Company's operating costs are allocated by VIA for the fiscal year ended December 31, 2012. The allocation is pursuant to the expense-sharing agreement between the Company and VIA. Management periodically reviews and modifies the expense allocation when events and circumstances warrant such modification. Allocations are based on estimated employee time expended on each entity. Increased Company regulatory, compliance and legal activities during the year ended December 31, 2012, resulted in a higher percentage of operating expenses being allocated to the Company.

VIA rents office space from a company related through common ownership. Total rent expense related to this lease recorded by the Company after allocation from VIA was approximately $337,000 for the year ended December 31, 2012.

At December 31, 2012, due to affiliates' included amounts due to related companies for commissions received by the Company on behalf of the related companies. In the opinion of management, such amounts are expected to be repaid prior to December 31, 2013.

At December 31, 2012, due from affiliates included amounts due from related companies for commissions received by the related companies on behalf of the Company. In the opinion of management, such amounts are expected to be received prior to December 31, 2013.

E. JOINT VENTURE

On April 19, 2006, the Company entered into an operating agreement with an unrelated entity to form PMIA II, LLC ("PMIA"), which qualifies as a variable-interest entity. The Company owns 51% of PMIA. PMIA was formed as a joint opportunity to market and provide investment products. Even though the Company owns 51% of the entity, the Company is credited or charged with only 30% of the net profits or net losses, respectively. Therefore, it was determined the Company is not the primary beneficiary and does not consolidate the entity into its financial statements. The Company accounts for the joint venture under the equity method of accounting. As of December 31, 2012, total assets and liabilities of PMIA were minimal, and there was minimal activity in the statement of operations.

F. CONTINGENCIES

Legal and Regulatory Matters

The Company, from time to time, is subject to routine litigation and arbitration related to regulatory inquiries and customer complaints in the normal course of business. Although there can be no assurance as to the ultimate disposition of routine litigation, management of the Company believes, based upon information available at this time, that the ultimate outcome of these matters will not have a material, adverse effect on the operations and financial condition of the Company.

F. CONTINGENCIES *(Continued)*

Legal and Regulatory Matters *(Continued)*

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate the broker-dealer industry, including FINRA, the SEC, and various securities commissions of the states and jurisdictions in which the Company operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Clearing Firms

Included in the Company's clearing agreements with its clearing brokers is an indemnification clause. This clause relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company has indemnified the clearing brokers to the extent of the net loss on the unsettled trade. At December 31, 2012, management of the Company had not been notified by the clearing brokers, nor were they otherwise aware, of any potential losses relating to this indemnification.

G. NET CAPITAL PROVISIONS OF RULE 15c3-1

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000, or 6 2/3%, of aggregate indebtedness, as defined, under SEC Rule 15c3-1(a)(1). Net capital may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $741,700, as computed by this Rule, which was $546,124 in excess of its required net capital of $195,576.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2012, the ratio was 3.96 to 1.

SUPPLEMENTAL INFORMATION

ValMark Securities, Inc.

SCHEDULE I - COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission)

December 31, 2012

Net capital		
Total shareholder's equity from statement of financial condition		$ 1,098,843
Deductions and/or changes:		
Nonallowable assets:		
Accounts receivable - other		137,921
Other		216,672
Investment in and receivables from affiliates		2,550
		357,143
Net capital		$ 741,700
Computation of aggregate indebtedness		$ 2,933,644
Computation of basic net capital requirement of 6 2/3% of aggregate indebtedness		$ 195,576
Minimum required net capital		$ 50,000
Net capital requirement		$ 195,576
Excess net capital		$ 546,124
Ratio of aggregate indebtedness to net capital		3.96

Note - No material difference exists between the computation of net capital presented herein and the computation included in the Company's unaudited Focus Report.

MOORE STEPHENS LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
ValMark Securities, Inc.
Akron, Ohio

In planning and performing our audit of the financial statements of ValMark Securities, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences, as required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and properly recorded to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
ValMark Securities, Inc.

Because of inherent limitations in internal control, or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moore Stephens Lovelace, P.A.

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
February 26, 2013